UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

DEEP DOWN, INC.

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE PER SHARE

(Title of Class of Securities)

24372A305

(CUSIP Number)

RONALD ERIC SMITH

1447 FM 1010

Cleveland, Texas 77327

(832) 623-9905

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D	Page 2 of 4

CUSIP No. 24372A305

(1)	Names of reporting persons Ronald Eric Smith
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization United States Citizen

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,950,046 shares
	(8)	Shared voting power
	(9)	Sole dispositive power 2,950,046 shares
	(10)	Shared dispositive power

(11)	Aggregate amount beneficially owned by each reporting person 2,950,046 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 22.2%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D	Page 3 of 4

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed by Ronald Eric Smith (“Mr. Smith”) with the Securities and Exchange Commission (the “SEC”) on November 18, 2019 (the “Original Schedule 13D”) and as amended on November 20, 2019 (as so amended, the “Schedule 13D”).

This Amendment relates to the common shares, $.001 par value (the “Shares”) of Deep Down, Inc. (the “Issuer”). Capitalized terms used in this Amendment, but not otherwise defined herein, have the meanings set forth in the Original Schedule 13D.

This Amendment is being filed to amend and supplement Item 5 of the Schedule 13D as follows:

Item 5. Interest in Securities of the Issuer.

(a) and (b). See Items 7-11 on the cover page and Item 2 above. These amounts include: 710,562 shares held indirectly through an IRA, 930,651 shares directly held by Mr. Smith’s spouse, and 23,071 shares held indirectly by Mr. Smith’s spouse through an IRA.

Pursuant to Rule 13d-4, Mr. Smith expressly declares that this Schedule 13D and any amendments hereto shall not be construed as an admission that Mr. Smith is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities reported herein, except to the extent that Mr. Smith owns such shares.

The percentage calculations herein are based on the Issuer’s statement in its Quarterly Report filed with the Securities and Exchange Commission on November 12, 2019, that there were 13,290,680 shares outstanding.

(c)	Mr. Smith did not engage in any transactions in the Shares of the Issuer during the past 60 days, except as follows:

Transaction	Date	No. Shares	Price Per Share
Open Market Purchase	11/18/2019	159,627	$0.62	(1)
Open Market Purchase	11/25/2019	169,191	$0.66	(2)

(1)

Reflects the weighted average price of shares purchased in multiple transactions at prices ranging from $0.57 to $0.67, exclusive of any transaction fees, commissions or other costs. Mr. Smith undertakes to provide to the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price.

(2)

Reflects the weighted average price of shares purchased in multiple transactions at prices ranging from $0.59 to $0.70, exclusive of any transaction fees, commissions or other costs. Mr. Smith undertakes to provide to the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price.

(d)	No person other than Mr. Smith is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock owned.

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date:	November 26, 2019	Signature:	/s/ Ronald Eric Smith
		Name:	Ronald Eric Smith